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                            March 20, 2024

       Mike Barajas
       Chief Financial Officer
       Via Renewables, Inc.
       12140 Wickchester Lane, Suite 100
       Houston Texas 77079

                                                        Re: Via Renewables,
Inc.
                                                            Schedule 13E-3/A
filed March 19, 2024
                                                            File No. 005-88272

       Dear Mike Barajas:

                                                        We have reviewed your
filing and have the following comment.

              Please respond by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response, we may have additional comments. Please note that all page references in this letter refer to disclosure in the preliminary proxy statement filed on
       March 19, 2024. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

       Schedule 13E-3 filed March 19, 2024

       General

   1. In your Schedule 13E-3 and Preliminary Proxy Statement filed February 12, 2024, and the amendments thereto
filed March 12, 2024, you disclosed that Merger Sub is a wholly owned subsidiary of
Parent and that the Company would survive the Merger as a direct, wholly owned subsidiary
of Parent, with all shares of Class A Common Stock to be
                                                        wholly owned by Parent.
We note that in the amendments to Schedule 13E-3 and the
                                                        Preliminary Proxy
Statement filed March 19, 2024, your disclosure now states that
                                                        Merger Sub is "a
subsidiary" of Parent and that Mr. Maxwell will beneficially own 100%
                                                        of the common stock of
the Surviving Corporation. Please clarify the current and post-
                                                        transaction ownership
of Merger Sub and the Surviving Corporation and explain any
                                                        changes to such
corporate structure, or advise. Additionally, if Merger Sub is no longer a wholly owned subsidiary
of Parent, we note that the statement on pages 2 and 65 that "Mr.
 Mike Barajas
Via Renewables, Inc.
March 20, 2024
Page 2
         Maxwell, through his ownership of Parent, is the sole beneficial owner of Merger Sub" is misleading and should be corrected to reflect the current ownership of Merger Sub.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
202-551-3263.



FirstName LastNameMike Barajas                               Sincerely,
Comapany NameVia Renewables, Inc.
                                                             Division of
Corporation Finance
March 20, 2024 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName